Exhibit 1
                                                                       ---------

For immediate release                                           30 November 2005


                              WPP GROUP PLC ("WPP")

      Research International increases shareholding in China joint venture


WPP announces that its operating company Research International, the leading custom market research agency, has acquired a majority interest in its joint venture company in China which has been trading as Research International since 1997.

Research International China, which has full service offices in Beijing, Guangzhou and Shanghai and fieldwork offices in Shenyang, Wuhan and Chengdu reported revenues of RMB117.5 million for the year ended 31 December 2004 and had net assets of RMB31.2 million as at that date.

The acquisition further strengthens RI's comprehensive services to clients and continues WPP's strategy of expanding its networks in fast-growing and important markets.

For further information, please contact:

WPP London                      +44 (0) 20 7408 2204
Feona McEwan
www.wpp.com.